Exhibit 16.1

KPMG LLP Suite 800 60 East Rio Salado Parkway Tempe, AZ 85281-9125

September 6, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for iGo, Inc. and, under the date of March 27, 2012, we reported on the consolidated financial statements of iGo, Inc. as of and for the years ended December 31, 2011 and 2010. On August 30, 2012, we were dismissed. We have read iGo, Inc.’s statements included under Item 4.01 of its Form 8-K dated September 6, 2012, and we agree with such statements, except that we are not in a position to agree or disagree with iGo, Inc.’s statement that the change was approved by the Audit Committee or with iGo, Inc.’s statement that iGo, Inc. is in the process of engaging new principal accountants and will file a subsequent Current Report on Form 8-K when the selection process is complete.

Very truly yours,